

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

February 23, 2016

PSP Family of Funds
1345 Avenue of The Americas, 3rd Fl
New York, NY 10105

To Whom It May Concern:

This letter is to formally acknowledge that PSP Family of Funds (PSP Multi-Manager Fund) terminated Spicer Jeffries LLP as its independent registered public accounting firm via telephone in October, 2015.

Spicer Jeffries LLP

Spicer Jeffries LLP

Cc: Securities and Exchange Commission
Office of the Chief Accountant